Mail Stop 6010

February 17, 2009

Anthony R. Verdi
Chief Financial Officer and Chief Operating Officer
Health Benefits Direct Corporation
150 N. Radnor-Chester Road
Suite B-101
Radnor, Pennsylvania 19087

> **Re:** **Health Benefits Direct Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2009**
> **File No. 0-51701**

Dear Mr. Verdi:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal: Amendment of Certificate of Incorporation

Purpose and Background of the Increase in Authorized Shares

1. You disclose that the increase in the total number of authorized Common Shares will be used "for various corporate purposes including, but not limited to, the conversion of the Preferred Shares, the sale of stock to raise capital, the purchase of property, combinations with other companies, the use of additional shares for various equity compensation and other employee benefit plans, the declaration of stock splits or distributions and other general corporate transactions." Other than the conversion of the Preferred Shares, you do not describe the details of any of the other corporate purposes for which the newly authorized shares will be used.

For example, you do not describe the material terms of transactions for the sale of stock or to purchase property or other companies. Please revise your disclosure to provide additional details about the corporate purposes for which you plan to issue shares, other than the conversion of the Preferred Shares that is already described. If you have no specific plans, arrangements or understandings, other than the conversion of the Preferred Shares, please revise your disclosure to state so.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director